UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Guerrilla RF, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

40162G203
(CUSIP Number)

Jason Bodford
538 N. Regional Road
Greensboro NC 27409
336-931-1860
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason Bodford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 323,527
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 323,527
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

This amended and restated Schedule 13D (this "Amended Statement") relates to the common stock ($.0001 par value) of Guerrilla RF, Inc. (the "Common Stock").  Guerrilla RF, Inc. (the "Issuer") is a Delaware corporation with its principal office located at 2000 Pisgah Church Road, Greensboro, NC 27455.

Item 2.  Identity and Background.

(a), (f)  This Schedule 13D is filed by Mr. Jason Bodford, a United States citizen (the “Reporting Person”).

The Reporting Person is the holder of record of approximately 4.1% of the Issuer’s outstanding shares of Common Stock based on 7,885,131 shares of Common Stock outstanding as of September 6, 2023

(b) The business address of the Reporting Person is 538 N. Regional Road, Greensboro NC 27409.

(c) The Reporting Person is the President of Epes Logistics Services, Inc., located at 538 N. Regional Road, Greensboro NC 27409.

(d) During the past five years, the Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has never been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f) Mr. Bodford is a citizen of the USA.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 22, 2021, in connection with the closing of the transactions contemplated by the Merger Agreement (as defined below), the Reporting Person received (i) 293,951 shares of Common Stock in exchange for his 99,504 shares of common stock of Guerrilla RF (defined below), and (ii) 21,242 shares of Common Stock upon the conversion of $216,667 of convertible debt.

Also on October 22, 2021, the Reporting Person acquired 8,333 shares of Common Stock from the Issuer as part of a private placement in which the Issuer sold an aggregate of 3,583,050 shares of Common Stock at a purchase price of $2.00 per share (the “Private Placement”).

The Issuer effected a 1-for-6 reverse stock split on April 17, 2023.

Except as described above, the Reporting Person has not acquired or disposed of any shares of Common Stock over which he has voting or dispositive power; however, the Issuer has subsequently issued additional shares of Common Stock in a series of private placements and pursuant to the exercise of equity-based awards made to its employees and directors under its equity incentive plans.  Most recently, the Issuer issued 1,060,000 shares of Common Stock on September 6, 2023.

As a result of the above-referenced changes in the number of shares of Common Stock outstanding, the Reporting Person’s beneficial ownership has decreased as a percentage.

Item 4.  Purpose of Transaction.

On October 22, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among itself, Guerrilla RF Acquisition Co., a Delaware corporation and wholly owned subsidiary of the Issuer (“Acquisition Sub”) and Guerrilla RF, Inc., a privately held Delaware corporation (“Guerrilla RF”), pursuant to which Acquisition Sub merged with and into Guerrilla RF, with Guerrilla RF surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”), and pursuant to which all of the outstanding capital stock of Guerrilla RF was cancelled in exchange for shares of the Common Stock. Following the Merger, the Issuer changed its name from Laffin Acquisition Corp. to “Guerrilla RF, Inc.” In connection with the Merger, the Reporting Person received (i) 293,951 shares of Common Stock in exchange for his 99,504 shares of common stock of Guerrilla RF (defined below), and (ii) 21,242 shares of Common Stock upon the conversion of $216,667 of convertible debt.

The Reporting Person also purchased 8,333 shares of Common Stock through the Private Placement.  The purpose of the Private Placement was to raise additional capital to fund the ongoing operations of the Issuer.

As a result of the above-mentioned transactions and the subsequent issuance of additional shares of Common Stock by the Issuer (as described in Item 3), the Reporting Person currently beneficially owns 4.1% of shares of Common Stock.

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes.  The Reporting Person may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) The aggregate number and percentage of shares of Common Stock directly owned by the Reporting Person is based upon a total of 7,885,131 shares of Common Stock outstanding of the Issuer as of September 6, 2023.  The Reporting Person directly owns 323,527 shares of Common Stock, representing approximately 4.1% issued and outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person is the direct beneficial owner of 323,527 shares of Common Stock.  The Reporting Person has direct, sole voting power and sole dispositive power with respect to the 323,527 shares of Common Stock.

(c) Other than as described herein, the Reporting Person has not effected any transactions in shares of Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Lock Up Agreement

In connection with the closing of the Merger, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer, whereby, subject to certain customary exceptions, he was restricted for a period of up to 12 months (terminable early upon certain conditions), from making certain sales or dispositions of shares of Common Stock held by it, other than shares purchased in open market transactions following the Merger. The Lock-Up Agreement has subsequently expired. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the Form of Lock-Up Agreement filed with the Securities and Exchange Commission as Exhibit 4.1 to the Issuer’s Form 8-K filed on October 27, 2021 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, the Reporting Person entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 60 days after the final closing of the Private Placement for purposes of registering the resale of the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the final closing of the Private Placement, and to maintain the effectiveness of the registration statement for a period of five years or until the Shares registered thereunder have been sold in accordance with the registration statement or Rule 144 promulgated under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement filed with the Securities and Exchange Commission as Exhibit 10.10 to the Issuer’s Form 8-K filed on October 27, 2021 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JASON BODFORD:

/s/ Jason Bodford
Jason Bodford

September 15, 2023
Date